United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-33215	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Caspian Services, Inc.
Full Name of Registrant

Former Name if Applicable
257 East 200 South, Suite 490
Address of Principal Executive Office (Street and Number)
Salt Lake City, UT 84111
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Alexey Kotov	801	746-3700
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company anticipates that during the three-month and nine-month periods ended June 30, 2010 total revenues will have decreased approximately 74% and 48%, respectively, compared to the three-month and nine-month periods ended June 30, 2009. This decrease was mainly the result of high revenues during the 2009 periods as a result of our CMOC contract, coupled with the fact that as a result of the early completion of the CMOC contract near the end of the operational season last year, we were unable to tender many of our vessels that were previously under charter to CMOC during the three month-period ended June 30, 2010. Also, as a result of the difficult credit situation, many of our geophysical services clients have been unable to obtain financing for seismic projects, which led to an estimated 91% decrease in geophysical services revenue during the quarter ended June 30, 2010.

  The Company believes that total costs and operating expenses will have decreased approximately 52% and 35%, respectively, during the three-month and nine-month periods ended June 30, 2010. These decreases were primarily a function of the decrease in services rendered during those periods.

  The Company expects to realize losses from operations during the three-month and nine-month periods ended June 30, 2010 of approximately $4,054,000 and $8,335,000 compared to income from operations of $5,980,000 during the three months ended June 30, 2009 and a loss from operations of $114,000 during the nine months ended June 30, 2009. This change from income to loss, or increase in loss, is largely attributable to decreased vessel and geophysical service revenues as discussed above.

  During the three-month and nine-month periods ended June 30, 2010, the Company anticipates realizing net losses attributable to the Company of approximately $5,096,000 and $11,387,000, respectively. By comparison, the Company realized net income attributable to the Company of $3,484,000 during the three months ended June 30, 2009 and a net loss attributable to the Company of $3,289,000 during the nine months ended June 30, 2009. The Company anticipates a net loss per share of approximately $0.10 and $0.22 for the three-month and nine-month periods ended June 30, 2010, respectively, compared to net income of $0.05 per share during the three months ended June 30, 2009 and a net loss per share of $0.06 during the nine months ended June 30, 2009.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-16-2010	By /s/	Indira Kalieva	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).